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[LOGO]  PHOENIX LIFE INSURANCE COMPANY
        A Stock Company

SURVIVOR INSURANCE PURCHASE OPTION RIDER

This rider is a part of the policy to which it is attached in consideration of the application and the Rider Charge as shown on the Schedule Pages of the policy. This rider is effective on the Rider Issue Date. Except as stated in this rider, it is subject to all of the provisions of the policy.

                             RIDER SPECIFICATIONS

Policy Number:     [9730000]
Insured(s):        [John M. Doe]
Rider Issue Date:  [April 1, 2008]

                                  Definitions

Interim Death Benefit

The Interim Death Benefit is the death benefit provided by this rider when an Insured dies during a period of 90 days after the Purchase Option Date and before a new policy has been issued under this rider. This Interim Death Benefit will be equal to the same death benefit as provided under the policy including such additional rider death benefits on the life of that Insured as were in effect under the policy on the Purchase Option Date.

Purchase Option Date

The Purchase Option Date is the date of the First Death provided that such death did not involve a Simultaneous Death of Insureds under the policy.

The Surviving Insured(s)

The Surviving Insured(s) are the Insured(s) that are living at the date of the First Death provided that such death did not involve a Simultaneous Death of Insureds under the policy.

Supplemental Death Benefit

The Supplemental Death Benefit is equal to the death benefit of the policy plus the highest remaining rider death benefit for the deceased Insured, if any, not paid as part of the Simultaneous Death Benefit.

Simultaneous Death

For the purposes of this rider the term Simultaneous Death means that more than one Insured died under the policy and we are unable to determine on the basis of the proofs of death furnished to us which of the Insureds was the first to die.

You (Your)

The owner(s) of this policy, as continued to be administered, following the death of the Insured(s), in accordance with the ownership provisions of this policy for the limited purpose of permitting your exercise of such ownership rights as are provided under this purchase option rider.

                                    General

The Purchase Option

No later than 90 days after the Purchase Option date and prior to a Simultaneous Death, you may purchase a new policy(ies) without evidence of insurability on the life of any or all Surviving Insured(s). The amount of insurance of any new policy(ies) is subject to the face amount limits of such new policy(ies), and is limited to the face amount of the original policy plus any term insurance coverage provided by rider, for the Surviving Insured(s) under the original policy on the Purchase Option Date. The

08SPOR                                                                      NY

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term insurance amount, if any, will be provided by the same rider form as under the original policy unless such rider form is not available under the new policy(ies), in which case, we may provide the rider coverage under a different rider form.

How to Exercise the Purchase Option

To exercise the purchase option, you must file a written application with us and pay us the first full premium for such additional insurance. The application and premium must be received by us at our Main Administrative
Office:

    a. while the Surviving Insured(s) to be covered under the new policy are alive; and

    b. no later than 90 days after the Purchase Option Date.

Benefit Payable Upon Simultaneous Death

In the event of a Simultaneous Death, we will pay the Simultaneous Death Benefit, which is equal to the death benefit of the policy plus the single highest rider death benefit for the deceased Insured, plus the Supplemental Death Benefit. Once this Simultaneous Death Benefit is paid, no further purchase options, Interim Insurance Coverage, or other benefits will be provided under this rider, and this rider will terminate without any further value.

Interim Insurance Coverage

In the event that an Insured under this policy dies within 90 days after the Purchase Option Date and before coverage begins under a new policy, we will pay a single Interim Death Benefit, as described above, under this rider. If more than one Surviving Insured dies during the 90 day period, payment under this rider will be limited to a single payment based on the first of such Surviving Insureds to die. If we are unable to determine on the basis of proofs of death furnished to us which of the Surviving Insureds died first, we will pay the highest death benefit amount payable under the policy due to the death of any Surviving Insured. Once the Interim Death Benefit is paid no further benefits will be payable under this rider and this rider will terminate without any further value.

The New Policy

Premiums under the new policy will be at our then current rates for the same Risk Classification(s) as under this policy or, if that Risk Classification is not available for the new policy, the most comparable Risk Classification available for the Surviving Insured(s) to be covered under the new policy. The new policy will be any permanent individual life insurance plan that we make available at the time the option is exercised if only one Surviving Insured is to be provided additional insurance coverage, or any joint permanent life insurance plan that we make available at the time the option is exercised if more than one Insured is to be provided additional insurance coverage. If you would like, and we agree, we will substitute another policy form in use by us at the time the option is exercised.

The new policy will be subject to any limitations of risk contained in this policy. It will not, however, be subject to any assignments or liens against this policy. The limit on our right to contest the validity of the new policy will operate from the Rider Issue Date.

If this policy contains a Disability Rider on a Surviving Insured to be covered under the new policy, the new policy will contain the rider for that Insured, whether or not the Insured is totally disabled as defined in that rider. If the Insured is totally disabled under the rider when the purchase option is exercised, we will waive any requirement of that rider that the disability occur after the new policy took effect.

Except to the extent as provided above, our consent will be required for the new policy to include any other disability or any accidental death benefits.

This rider terminates when the Purchase Option is excercised. In order for a new Survivor Purchase Option Rider to be issued with the new policy you must apply for the rider and submit evidence of the Surviving Insured(s) insurability that is satisfactory to us.

08SPOR                                                                      NY

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Monthly Rider Charges

The monthly charges for coverage provided under this rider are included in and are part of the Monthly Deduction for the policy. They are deducted on each Monthly Calculation Date until coverage under this rider terminates.

Termination of this Rider

This rider will terminate on the earliest of:

    a. Simultaneous Death under the policy;

    b. the death of a Surviving Insured(s);

    c. 90 days after the Purchase Option Date;

    d. Iapse or surrender of the policy;

    e. the date the Purchase Option is excercised;

    f. the Rider Expiry Date as shown on the policy's Schedule Page; or

    g. our receipt on any Monthly Calculation Date of your written request, along with the policy, to cancel coverage under this rider.

                                                  Phoenix Life Insurance Company

                                                        /s/ John H. Beers
                                                  ------------------------------
                                                           [Secretary]

08SPOR                                                                      NY